April 6, 2022 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, NE Washington, D.C. 20549 Attn: Bradley Ecker

Re:	Zanite Acquisition Corp.

Amendment No. 2 to Preliminary Proxy Statement on

Schedule 14A

Filed March 18, 2022

File No. 001-39704

Dear Mr. Ecker:

On behalf of our client, Zanite Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated April 5, 2022 (the “Comment Letter”), with respect to the above-referenced Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A, filed on March 18, 2022 (the “Preliminary Proxy Statement”).

The Company has filed via EDGAR Amendment No. 3 to the Preliminary Proxy Statement (“Amendment No. 3”), which reflects the Company’s responses to the Comment Letter and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 3. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 3.

Amendment No. 1 to Proxy Statement on Schedule 14A

The PIPE Investment, page 6

1.

We note your disclosure the obligations of each party to consummate the PIPE Investment are conditioned certain closing conditions. Please revise to clarify whether the PIPE Investors are obligated to close their PIPE Investment if the Minimum Cash Condition is modified or waived. Please clearly disclose all of the PIPE closing conditions. In that regard, we note footnotes 4 and 5 on page S-4. Please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 6 to 8, pages 120 and 121, and foonotes 4 and 5 on page S-4 of Annex S. The Company has also added a risk factor on page 67.

DEFA 14A filed on March 23, 2022

United States Securities and Exchange Commission April 6, 2022

Exhibit 99.1

2.

We note that your investor presentation filed as proxy soliciting material includes a revenue growth plan and a financial forecast incorporating both GAAP and non-GAAP measures. We also note that the same investor presentation has been included in a Form 8-K furnished on March 23, 2022. Please provide us with an analysis that addresses the applicability of Items 10(b) and 10(e) of Regulation S-K and Regulation G to these disclosures.

Response: The Company has considered the applicability of Items 10(b) and 10(e) of Regulation S-K and Regulation G to the disclosure contained in the investor presentation filed as soliciting material as a dual contemporaneous DEFA14A and Form 8-K noted by the Staff. The Company respectfully advises the Staff that it believes that the presentation of the financial measures referenced in the Staff’s comment contained in such soliciting material falls within the exemptions from Item 10(e) of Regulation S-K and Regulation G pursuant to the Staff’s guidance contained in Section 101 of its Compliance & Disclosure Interpretations relating to Business Combination Transactions. Notwithstanding such guidance, in response to the comment of the Staff, the Company has filed on April 6, 2022, a revised investor presentation, to comply with Items 10(b) and 10(e) of Regulation S-K and Regulation G, including by disclosing Net Income (Loss) and Operating Income (Loss), which are GAAP measures, on page 32 of the presentation, reconciling the GAAP measures with the non-GAAP measures in the presentation as shown on page 46 thereof, and disclosing the reasons why Eve’s management believes that the non-GAAP financial measures included in the presentation provide useful information to investors regarding Eve’s financial condition and results of operations as shown on page 46 thereof.

In addition, the Company has made corresponding revisions to the disclosure on pages 145 to 147 of Amendment No. 3.

* * *

Please do not hesitate to contact Daniel Nussen at +1 213 620-7796 of White & Case LLP with any questions or comments regarding this letter. We kindly request that we hear back from the Staff as soon as possible given the upcoming expiration date of the Company on May 19, 2022.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Steven H. Rosen, Zanite Acquisition Corp.

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